NO ACT

PE
7-23-09



UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





09012376



September 25, 2009

Gregory S. Davis
Senior Vice President, General Counsel and
Secretary
DeVry Inc.
One Tower Lane
Oakbrook Terrace, IL 60181-4624

Act: 34
Section:
Rule: 14a-8
Public
Availability: 09-25-2009

Re: DeVry Inc.
Incoming letter dated July 23, 2009

Dear Mr. Davis:

This is in response to your letter dated July 23, 2009 concerning the shareholder proposal submitted to DeVry by People for the Ethical Treatment of Animals. We also have received a letter from the proponent dated August 11, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Susan L. Hall
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

September 25, 2009

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: DeVry Inc.
Incoming letter dated July 23, 2009

The proposal encourages the board to enact a policy prohibiting all medically unnecessary surgeries in the teaching program at Ross University School of Veterinary Medicine. The policy would only permit surgery to be performed on an animal if the animal would stand to benefit from the surgery or if the surgery would be deemed appropriate in a clinical context.

We are unable to concur in your view that DeVry may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that DeVry may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that DeVry may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal relates to the significant policy issue of the humane treatment of animals. Accordingly, we do not believe that DeVry may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that DeVry may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that DeVry may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Raymond A. Be
Special Counsel

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 23, 2009

**VIA EMAIL:** *shareholderproposals@sec.gov*

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549



DeVry Inc.
One Tower Lane
Oakbrook Terrace
Illinois 60181-4624
630-571-7700
800-733-3879
www.devry.com

Re: DeVry Inc. Shareholder Proposal from People for the Ethical Treatment of Animals

Ladies and Gentlemen:

This letter is to inform you that DeVry Inc. ("DeVry") intends to omit from its proxy statement and form of proxy for the 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a shareholder Resolution and Supporting Statement (the "Proposal") submitted by People for the Ethical Treatment of Animals (the "Proponent" or "PETA"). The Proposal encourages the Board of Directors to enact a policy prohibiting "all medically unnecessary surgeries" from the curriculum of Ross University School of Veterinary Medicine ("Ross"). The Proposal is attached hereto as Exhibit A.

Ross University School of Veterinary Medicine is a part of Ross University, a wholly owned subsidiary of DeVry Inc. It accounted for approximately 4.3% of DeVry's net income in the last fiscal year.

Ross is a fully accredited school of veterinary medicine located in St. Kitts. Most Ross students are either citizens or permanent residents of the United States. Since its founding in 1978, more than 2,300 graduates have received D.V.M. degrees through Ross.

Ross veterinary students complete a seven-semester pre-clinical curriculum in a large, modern facility in St. Kitts. This program is structured to provide a veterinary education that is modeled after educational programs at U.S. veterinary schools. After completing their pre-clinical curriculum, Ross veterinary students enter a clinical clerkship lasting approximately 48 weeks at one of approximately 21 affiliated U.S. Colleges of Veterinary Medicine.

We hereby notify the Commission of DeVry's intent to exclude the Proposal from its 2009 Proxy Materials on any one or all of the grounds set forth below, and we respectfully request the staff of the Commission (the "Staff") to concur in our view that:

I. The Proposal is excludable under Rule 14a-8(i)(3) and Rule 14a-9, because it contains materially false or misleading statements;

II. The Proposal is excludable under Rule 14a-8(i)(7), because it deals with matters related to DeVry's ordinary business operations; and

III. The Proposal is excludable under Rule 14a-8(i)(10) because it already has been substantially implemented.

In accordance with Rule 14a-8(j), a copy of this letter is being mailed on this date to the Proponent, informing them of DeVry's intention to omit the Proposal from the 2009 Proxy Materials. DeVry intends to file its 2009 Proxy Materials on or about October 12, 2009; accordingly, this letter is being filed not less than 80 days before DeVry files its 2009 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF) "Shareholder Proposals" (Nov. 7, 2008), question C, we have submitted this letter to the Commission via email to *shareholderproposals@sec.gov*.

## Analysis

### I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Contains False or Misleading Statements.

Rule 14a-8(i)(3) provides that a proposal may be excluded if it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." DeVry intends to omit the Proposal under Rule 14a-8(i)(3) because it is so vague and indefinite "that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions" the proposal requires. *See* Staff Legal Bulletin 14B (CF) "Shareholder Proposals" (Sept. 15, 2004), question B4. In addition, the Proposal contains a number of statements that are materially false and/or misleading, and DeVry intends to omit these statements from the 2009 Proxy Materials.

#### A. The Proposal is vague and indefinite.

The Proposal asks shareholders to encourage DeVry's Board to prohibit "all medically unnecessary surgeries" at Ross while allowing surgeries "to be performed on an animal when that same animal stands to benefit from the surgery or when such a surgery would be deemed appropriate in a clinical context." This raises, but does not answer, a number of questions regarding the Proposal's key terms. What is the standard for "medically unnecessary," and who determines whether a surgery is medically unnecessary? Who determines whether a procedure will benefit the animal or would be deemed appropriate in a "clinical context"? Which "clinical context" is involved in the determination? In any medical situation or clinical context, there can be differing opinions about when a surgery is "appropriate."

Accordingly, the Proposal is much like ones the Staff has found to be excludable for vagueness pursuant to Rule 14a-8(i)(3) and 14a-9. *See, e.g., General Motors Corporation* (March 26, 2009) (proposal calling for elimination of "incentives" for executives excluded as vague because it did not define its key terms, including "incentives" and to which executives it would apply); *Yahoo! Inc.* (March 26, 2008) (proposal related to doing business in China was excluded because it was unclear "exactly what standards" stockholders were being asked to adopt); *Wendy's International, Inc.* (February 24, 2006) (proposal seeking accelerated development of controlled-atmosphere killing of chickens excluded because it contained undefined terms).

Further, while voting on the Proposal, DeVry's shareholders will have to form their own ideas as to which surgeries would be included in the curriculum and which would not. These subjective interpretations may differ from each other, so that one shareholder might vote based upon the belief that certain surgeries will be deemed medically necessary or appropriate in a clinical context, while another shareholder might vote based upon the opposite belief as to those same surgeries. What any given shareholder envisions while voting may differ from what actually would happen if the Proposal were implemented. This makes the Proposal vague and indefinite under Rule 14a-8(i)(3). *See General Motors Corporation* (March 26, 2009) (proposal excluded where the meaning or application of terms or standards used in it may be subject to differing interpretations); *Yahoo! Inc.* (March 26, 2008) (a proposal is misleading if an action ultimately taken upon implementation could be significantly different from the actions envisioned by the shareholders while voting); *Wendy's International, Inc.* (February 24, 2006) (proposal may be excluded where it will involve subjective determinations concerning what certain terms mean or how they will be applied); *Wal-Mart Stores, Inc.* (April 2, 2001) (proposal vague and misleading because it was unclear as to which products it was intended to apply). Accordingly, the Proposal is excludable.

B. Statements within the Proposal are false and misleading.

In addition, pursuant to Staff Legal Bulletin No. 14B, Rule 14a-8(i)(3) applies where statements in a proposal or supporting statement "directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation;" where statements are irrelevant to a proposal; or where factual assertions are objectively false. DeVry respectfully requests that the Staff concur that DeVry may omit the entire Proposal or, in the alternative, any portions of the Proposal that meet these standards for false or misleading statements, as set forth in detail below.

1. Proponent's Statement: *"Ross University School of Veterinary Medicine has been the subject of severe scrutiny due to its treatment of animals and the teaching methods it employs."*

This statement should be omitted, because it impugns Ross' integrity and reputation and implies that Ross' teaching methods are improper or illegal. Ross abides by the Animal Welfare Act, St. Kitts laws on animal welfare, and follows the guidelines of the American Veterinary

Medical Association. Moreover, the statement is bootstrapping, because the "scrutiny" referenced has been at the behest of the Proponent itself. This is the equivalent of starting an unsubstantiated rumor and then using it as support for a claim that the subject of the rumor is doing something wrong.

2. Proponent's Statement: *"The University requires students to perform invasive and painful surgeries on healthy, [sic] donkeys, sheep, and goats. Distraught Ross students have told PETA that they are forced to sever the nerves of donkeys' toes, cut their ligaments, insert plastic tubes through their noses and into their stomachs, surgically puncture their abdomens, cut their tracheas, and remove fluid from their joints. Students have also been forced to practice multiple surgeries on each animal and report that botched surgeries have led to infections and massive suffering."*

This statement is objectively false in several ways. First, the list of procedures in the Proposal is false and misleading. Students at Ross are not "forced" to do anything, and five of the six surgeries named in the Proposal are not part of the curriculum. The Ross curriculum does not include any surgery or procedure that severs the nerves in donkeys' toes, cuts their ligaments, inserts a plastic tube through their nose and into their stomach, punctures their abdomen, or cuts their tracheas. These simply are not part of the Ross curriculum, and the Proponent should not be permitted to advance this objectively false information based upon a vague reference to so-called "distraught Ross students" who supposedly claim otherwise. Of the procedures listed in the Proposal, only one, removing fluid from a donkey's joint, is similar to something included in the curriculum. Students do a minor procedure on donkeys called arthrocentesis or a joint tap; the donkey receives proper anesthesia to prevent any pain, and a student then inserts a sterile needle into the joint and may remove a small amount of fluid with a syringe. This procedure is classified as minor by all relevant protocols and national standards for veterinary medicine. However, given that the Proposal is vague and indefinite regarding what surgeries would be permitted if the Proposal were implemented, shareholders will be misled into believing that all of the surgeries in this list are actually performed at Ross, are related to the Proposal, and are "invasive and painful." This is objectively false.

Next, no goats are used at Ross or even owned by Ross or kept on campus, and Ross does not require students to perform multiple "invasive and painful" surgeries on sheep and donkeys. In veterinary medicine, procedures are classified as major and minor. Minor procedures do not expose a body cavity and cause little or no impairment. In accordance with the Guide for the Care and Use of Laboratory Animals, which is used by veterinary schools throughout the U.S., and Ross' own Animal Use Policy, no animal may undergo more than one major procedure. At Ross, no major procedures are performed on donkeys. In accordance with the guidelines, a single major procedure called a laparatomy[1] is performed on sheep, but multiple procedures are not. For example, Ross students perform castrations, standard minor procedures for male livestock that are used to control population, prevent common medical problems such as

---

[1] In a laparatomy, a small incision in made in the sheep's flank to expose the cecum, a pouch connected to the intestines; the procedure is classified as major because a body cavity is exposed.

testicular torsion, and prevent males from fighting and injuring each other within a herd. This procedure is routinely recommended and performed on male livestock, including those kept as pets. All procedures are done in accordance with widely-accepted veterinary standards for pain management and care. Afterwards, the animals are healthy and fully functional and are sold or given to farmers.

The final sentence of this statement is also false and misleading. While multiple minor procedures are done on the same animal, multiple major (or invasive) surgeries are not. The performance of these procedures accords with prevailing standards of practice and with all legal requirements; Ross students do not work with live animals until they have been trained with models, and during all surgical coursework, students are directly supervised by board certified veterinary surgeons and anesthesiologists on the faculty. Though complications may result from any medical procedure, regardless of who performs it, "botched" procedures are uncommon, and the risk of complications is low given that Ross students perform minimally invasive procedures on these animals under the careful supervision of experienced faculty practitioners. Ross has procedures and a policy in place to deal with any complications that may arise.

3. Proponent's Statement: *"While significant progress has been made by eliminating terminal surgeries on all species and ending medically unnecessary procedures on dogs, Ross is still subjecting healthy animals to medically unnecessary and highly invasive procedures. Ross has yet to reach the animal welfare standards of the most respected veterinary schools in the U.S. and Europe."*

This statement repeats some of the vague and misleading language discussed above in Section A (e.g. "medically unnecessary procedures") and, therefore, should be omitted. In addition, the Proposal's reference to "the most respected veterinary schools in the U.S. and Europe" as a supposed point of comparison is vague and misleading. Schools in Europe are not accredited in the same way as American schools and are not subject to the same standards as schools in the U.S. Thus, citing European schools as a point of comparison makes the Proposal misleading. *See Wal-Mart Stores, Inc.* (April 2, 2001) (proposal related to phasing out the sale of genetically engineered food items was misleading in its citation to stores in Europe, because stores in Europe were governed by different standards; the Staff found the entire proposal excludable as vague and misleading).

Ross abides by the policy and guidelines of the American Veterinary Medical Association ("AVMA"), which provides:

> [T]he AVMA endorses the principles embodied in the "Three R" tenet of Russell and Burch (1959). These principles are: refinement of experimental methods to eliminate or reduce animal pain and distress; reduction of the number of animals consistent with sound experimental design; and replacement of animals with non-animal methods wherever feasible. . . . The AVMA encourages proper stewardship of all animals, but defends and promotes the use of animals in meaningful research, testing, and education programs.

*See* AVMA Policy: Use of Animals in Research, Testing, and Education, *available at* http://www.avma.org/issues/policy/animal_welfare/testing.asp. Ross also follows the Animal Welfare Act and its regulations, applies the "Three R's" discussed by the AVMA, and regularly reviews and revises its curriculum to provide strong veterinary training while also reducing animal use wherever possible. All courses that use animals are reviewed annually. *See* Ross University Statement of policy regarding ethical and humane treatment of animals, attached as Exhibit B.

The vast majority of veterinary schools in the United States use live animals for surgical training. *See* Comparison of Alternatives Offered by Veterinary Schools, *available at* http://www.hsvma.org/pdf/alternativeschart_final_3.pdf (chart published by an organization that advocates against surgeries shows that approximately 84% of veterinary schools in the U.S. include "invasive procedures" in their curricula). Comparing Ross to the Cummings School of Veterinary Medicine at Tufts University and the Western University College of Veterinary Medicine, as the Proposal does, is misleading. These two schools have unique specialty programs unlike others in the U.S., and their programs differ from the prevailing standards of veterinary training in the U.S. It is inappropriate to cite such minority programs as exemplars without putting their actions in context. *See Wal-Mart Stores, Inc.* (April 2, 2001) (proposal related to sale of genetically engineered food items was misleading and could be excluded under Rule 14a-8(i)(3) because it compared Wal-Mart to specialty stores such as Whole Foods as support for the proposal).

4. Proponent's Statement: *"Veterinary schools such as the Cummings School of Veterinary Medicine at Tufts University and the Western University of Health Sciences College of Veterinary Medicine provide excellent veterinary education to their students without subjecting animals to unnecessary procedures. Veterinary students at these and many other schools practice their skills on high-fidelity manikins . . . Students also learn through clinical experience in which they assist experienced veterinarians at teaching hospitals or in private practice with the treatment of animals who have genuine medical problems. Schools such as Ohio State University and others have established cooperative programs with area animal shelters to provide opportunities for instruction. . . . Schools that have adopted such humane curricula have consequently seen their academic reputations rise and have attracted a greater number of qualified applicants." (citing to website address for Tufts E-News, Preserving Innovation, Sept. 2, 2008)*

As explained in the preceding section, any comparison of Ross to the Cummings School and to Western University is misleading. Moreover, the Proposal makes a vague reference to "many other schools" and impugns Ross' character and reputation in comparison with these unidentified "other schools." This character attack is not permissible under Rule 14a-8(i)(3).

The statement implies that Ross does not use "manikins" or offer "clinical experience . . . with the treatment of animals who have genuine medical problems." This is objectively false and misleading. A large percentage of Ross' teaching uses models. For example, students practice suturing and various types of surgery on models. Much of the surgical training Ross students receive is through Ross' community practice and during a clinical year in the U.S. after completing their Ross coursework. In Ross' community practice, students spay and neuter client-owned animals and may assist with surgeries such as fracture repairs in dogs. By comparing Ross to "other schools" and what is done at these other schools, the Proposal misleadingly indicates that Ross does not use these other teaching methods. A shareholder voting on this Proposal is likely to interpret it as calling for Ross to implement use of models or a teaching hospital, when, in fact, Ross already uses these teaching methods.

The reference to Ohio State University is further misleading, as it implies that Ohio State does not include surgeries in its curriculum. This is objectively false. *See* Comparison of Alternatives Offered by Veterinary Schools, *available at* http://www.hsvma.org/pdf/alternativeschart_final_3.pdf; *see also* Ohio State University College of Veterinary Medicine Graduate Program Handbook, Chapter 3, *available at* http://vet.osu.edu/assets/pdf/education/graduatePrograms/cvmGraduateProgramHandbook.pdf (animal use guidelines incorporate Guide for the Care and Use of Laboratory Animals which allows for both "major" and "minor" surgeries in veterinary training).

Finally, the Tufts E-News website article cited by the Proposal is an interview with a professor at the Cummings School of Veterinary Medicine discussing a program for plasticizing dissected specimens for reuse. A copy of the article is attached hereto as Exhibit C. Plasticizing dissection specimens has nothing to do with surgical coursework at Ross or any other veterinary school. Although the Proposal is vague, it clearly is related to surgeries on live animals, not dissection. Thus, any reference to the website article is totally irrelevant to the Proposal and should be excluded. Further, the article does not provide support for the third paragraph of the Supporting Statement, even though that paragraph cites to it. The article does not discuss the "many other schools" that the third paragraph references. The article specifically states that the plasticization program at the Cummings School is very rare and that large animals are still used for dissection at the Cummings School. The article presents no data regarding the number of qualified applicants to the Cummings School or anywhere else, and any effect that a plasticization program may have on the Cummings School's reputation has no bearing on the question of surgical training or the use of live animals. Thus, this article offers no support for the vague, speculative statement that "[s]chools that have adopted such humane curricula have consequently seen their academic reputations rise and have attracted a greater number of qualified applicants." Nothing is cited to support these claims. Again, Ross is being compared to other schools, but it is a misleading comparison.

5. <u>Proponent's Statement</u>: *"The public holds veterinary professionals in high esteem but this respect is contingent on their defending and caring for animals. The revelation that healthy animals are made to suffer at the hands of veterinary students is potentially very damaging, particularly as it is educationally indefensible since highly effective alternatives are already in widespread use at other institutions."*

This impugns Ross' character and reputation as an educational institution and, therefore, should be excluded from the 2009 Proxy Materials. In addition, it is objectively false and misleading. Ross is, by far, not the only veterinary school that uses animals to provide surgical training for students. In fact, Ross' teaching methods accord with the prevailing standards for veterinary education in the United States. According to the most recent figures available from the Humane Society Veterinary Medical Society (an organization with an anti-surgery agenda like PETA's), approximately twenty-three out of twenty-eight veterinary schools in the U.S. and Canada for which information is provided include "invasive" surgical procedures in their curricula. *See* Comparison of Alternatives Offered by Veterinary Schools, *available at* http://www.hsvma.org/pdf/alternativeschart_final_3.pdf. When looking only at schools in the U.S., at least twenty-one of the twenty-five schools for which information is provided use invasive surgeries as teaching methods. A practice used by approximately 84% of U.S. veterinary schools is, from an objective and factual standpoint, not "educationally indefensible."[2]

Indeed, the Supporting Statement concedes that the public holds veterinarians in high esteem, so this widespread use of animals in surgical training at veterinary schools clearly has not lowered the public's esteem. Yet the Proposal impugns Ross and employs pure speculation to create the misleading impression that Ross is in danger of losing esteem. Thus, the fourth paragraph of the Proposal's Supporting Statement should be excluded under Rule 14a-8(i)(3). *See Johnson & Johnson* (February 7. 2003) (proposal excluded as false and misleading where it implied illegal or improper conduct by stating that there was a potential for lawsuits against the company if it did not do what the proposal requested).

Ross produces highly skilled veterinarians, and Ross students have been very successful in competing for internships and residency programs. After completing coursework at Ross, students go on to participate in clinical programs at institutions in the U.S.; faculty at these other universities have spoken highly of the skills displayed by Ross students. The Proposal impugns Ross and Ross students by implying that they do not defend and care for animals and that Ross' curriculum is "educationally indefensible." As with the rest of the Proposal, this is false and misleading and should be excluded from the 2009 Proxy Materials.

## II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating to Ordinary Business Operations.

According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the purpose of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Commission Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release further explains the two considerations that underlie the business operations exception in Rule 14a-8(i)(7). "Certain tasks are so fundamental

[2] Some, though not all, of these schools offer alternatives in their surgical courses. However, the Proposal is not about offering alternatives to surgeries; it seeks the total prohibition of "all medically unnecessary surgeries" and calls any use of surgeries "educationally indefensible."

to management's ability to run a company on a day-to-day basis" that it is impractical to permit shareholder proposals about such matters. Secondly, the business operations exception considers "the degree to which the proposal seeks to micromanage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The curriculum and teaching methods used at Ross are exactly the sort of management function which these two considerations are designed to protect. First, Ross' curriculum and teaching methods are a day-to-day matter for the school's faculty and leadership. It would be highly impractical to require Ross to base academic decisions upon shareholder voting. In addition, the Proposal seeks to micromanage Ross' curriculum and teaching methods. All courses involving animal use at Ross undergo intense, peer-driven review every year, and as discussed above, Ross applies the "Three R's" and follows all laws and national standards and guidelines for the use of animals in veterinary training. Shareholders are not familiar with these standards and guidelines and are not in a position to make an informed judgment about curriculum and teaching methods.

Ross already has a policy regarding animal use and the reduction of animal use, yet the Proposal seeks to impose particular terms upon this comprehensive policy (albeit vague terms without explanation or definition, as discussed in Section I.A.) This is exactly the sort of thing that is excludable under Rule 14a-8(i)(7). *See XM Satellite Radio Holdings Inc.* (May 14, 2007) (proposals may be excluded when they seek to "impose specific time-frames or methods for implementing complex policies") (quoting the 1998 Release); *see also Niagara Mohawk Holdings, Inc.* (January 3, 2001) (proposal that would put the shareholders in the position of micromanaging a technical operation excludable under Rule 14a-8(i)(7)); *E.I. Du Pont de Nemours and Co.* (March 8. 1991) (proposal to phase out certain chemicals was excludable because it second-guessed the "regular ongoing analysis of all available scientific data . . . and evolving regulatory and governmental requirements"; the Staff found that Rule 14a-8(i)(7) applied because "the thrust of the proposal appears directed at" ordinary business operations).

The Proponent has attempted to cast the Proposal as relating to animal welfare, but it does not. As discussed in detail above, the Proposal's claims about the treatment of animals at Ross and the teaching methods employed are false and misleading. For example, the Proposal states that Ross forces students to perform a list of specific surgeries and that the curriculum includes "invasive and painful surgeries" on healthy donkeys, sheep, and goats. None of this is true. Once the false and misleading information is stripped away, the Proposal merely seeks to impose specific methods upon the implementation of Ross' curriculum and animal use policy. The thrust of the Proposal is aimed at Ross' ordinary business operations and, therefore, is excludable.

## III. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Already Has Been Substantially Implemented.

Rule 14a-8(i)(10) is designed to avoid having shareholders consider and vote on proposals that are moot, and a proposal is moot if a company "already has taken actions to address each element of a stockholder proposal." *Del Monte Food Co.* (June 3, 2009). A proposal is deemed to be substantially implemented if the company's "particular policies, practices and procedures compare favorably with the guidelines of the proposal" or if "the underlying concerns of the proposal" have been addressed, "even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the stockholder proponent." *Id.*

As previously discussed, Ross adheres to the AVMA's policy for animal use and all U.S. and St. Kitts animal welfare laws and applies the "Three R's" to reduce animal use whenever possible. Ross has a longstanding Institutional Animal Care and Use Committee which includes faculty members, licensed laboratory animal medicine veterinarians from the U.S., and a member of the St. Kitts community. All courses that include animal use undergo vigorous review each year. Before a procedure is approved by the Committee, the existence of any possible alternative is discussed. Thus, Ross already focuses on issues of animal use, considers the necessity of all procedures, and includes only the most appropriate procedures in its curriculum.

Even if the manner by which Ross implements its animal use policy is not exactly the same as the Proposal, it compares favorably with what the Proposal seems to seek. Although the Proposal is vague and contains many false and misleading statements, its underlying concerns seem to be the elimination of "highly invasive" and "painful" surgeries and to encourage the use of models and clinical training at a teaching hospital or private practice. Ross already has substantially implemented these items. Ross' curriculum relies heavily upon the use of models and clinical training at teaching hospitals, both on campus and during the clinical year in the U.S. Ross students begin their training during the first semester in a clinical skills laboratory to learn basic instrument handling and suturing. Additional supervised laboratory exercises are added each semester, so that by the time students reach the surgery course in the sixth semester, they have learned basic skills and techniques. Even during the surgery course in the sixth and seventh semesters, students learn surgical preparation using mock preparation and surgical rooms and practice procedures on models. For example, Ross faculty have developed a model for abdominal surgery that is produced by a local manufacturing company. Students also practice skills such as suturing, intestinal surgery, and bladder surgery on tissue samples incorporated into models, not live animals.

Students work on live animals only after passing a competency exam, and much of the work on live animals is done in the teaching hospital on client-owned animals. The procedures performed on sheep and donkeys are limited. Five of the specific procedures referred to in the Proposal are not part of Ross' curriculum, and those procedures that are done are well within applicable guidelines, including the Animal Welfare Act and the Guide for the Care and Use of Laboratory Animals. The procedures performed on donkeys are all minor, and only one major procedure is performed on sheep. Most of the procedures performed by Ross students are minimally-invasive or non-invasive, such as cast and bandage applications. Consequently, the underlying concerns of the Proposal have been addressed. Although the Proposal does not include any clear guidelines or definitions, Ross' policy and practices compare favorably with what the Proposal seems to request.

This is similar to other proposals which the Staff found to be excludable under Rule 14a-8(i)(10). *See, e.g., PetSmart, Inc.* (March 28, 2008) (proposal asking for a "plan to resolve the lack of adequate and proper care of sick and/or injured animals received by and housed in PetSmart stores" excludable, because the company had a plan regarding the care and maintenance of sick animals); *PPG Industries, Inc.* (January 19, 2004) (proposal calling for commitment to use alternatives to animal testing was moot where company had a long-standing policy of minimizing animal testing and had a policy that identified alternatives to be considered); *Woolworth Corporation* (April 11, 1991) (proposal asking for formation of committee to investigate animal mistreatment was excludable because company had advisory board on animal care). More specifically, in *Woolworth Corporation*, the shareholder proposal was moot because the company already had an advisory board tasked with advising on a wide range of matters, including the treatment of animals in its pet departments, and the advisory board had been informed of complaints about animal treatment. Thus, although the proposal called for a more specific committee to investigate animal treatment, the underlying concerns of the proposal had been addressed. In *PPG Industries, Inc.*, the proposal called for the company to commit to using alternatives to animal testing for all tests of a certain type; in finding this proposal moot, the Staff expressly relied upon PPG's "representation that the company has publicly issued an animal welfare policy committing the company to use alternatives to animal testing." Although PPG's policy did not use the same words as that sought by the shareholder proposal, the existing policy demonstrated PPG's commitment to minimize animal tests and use alternatives when feasible.

Just as in *Woolworth Corporation* and *PPG Industries, Inc.*, the Proposal submitted to DeVry and its underlying concerns have been substantially implemented and addressed by Ross, even if Ross' methods do not correspond precisely to the Proposal. Ross already carefully considers animal welfare issues and takes into account the necessity or appropriateness of any procedures included in the curriculum. The procedures included in the curriculum have are commonly used throughout the U.S. for veterinary training and are compliant with all guidelines and laws. Ross' curriculum already employs the very teaching methods urged by the Proposal. Ross has publicly stated its commitment to minimizing animal use and to reducing the use of surgeries in the curriculum whenever possible. Consequently, the Proposal may be excluded under Rule 14a-8(i)(10).

For these reasons, we respectfully request that the Staff concur in our view that the Proposal may be omitted from DeVry's 2009 Proxy Materials.

Very truly yours,



Gregory S. Davis
Senior Vice President, General Counsel and
Secretary, DeVry Inc.

cc: Robyn Martin, DeVry Inc.
Tracy Reiman, People for the Ethical Treatment of Animals

# Exhibit A



**PeTA**
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org

June 2, 2009

Gregory S. Davis, Secretary
DeVry, Inc.
One Tower Lane, Suite 1000
Oakbrook Terrace, IL 60181

Dear Mr. Davis,

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2009 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley, confirming ownership of 65 shares of DeVry, Inc. common stock, most of which was acquired at least one year ago. PETA has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2009 shareholders meeting.

Please contact the undersigned if you need any further information. If DeVry will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 757-962-8322 or via e-mail at TracyR@peta.org.

Sincerely,



Tracy Reiman
Executive Vice President

Enclosures: 2009 Shareholder Resolution
Morgan Stanley Letter

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

MorganStanley
SmithBarney

June 2, 2009

Gregory S. Davis, Secretary
DeVry, Inc.
One Tower Lane, Suite 1000
Oakbrook Terrace, IL 60181

Re: Shareholder Proposal for Inclusion in the 2009 Proxy Material

Dear Mr. Davis,

This letter serves as formal confirmation to verify that People for the Ethical Treatment of Animals is the beneficial owner of 65 shares of DeVry, Inc. common stock and that PETA has continuously held at least $2,000.00 in market value, or 1% of DeVry, Inc. for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me.

Sincerely,



Mindy J. Mash
Sr. Reg. Associate

## ELIMINATING MEDICALLY UNNECESSARY SURGERIES

RESOLVED, that the board is encouraged to enact a policy prohibiting all medically unnecessary surgeries in the teaching program at Ross University School of Veterinary Medicine. Such a policy would only permit surgeries to be performed on an animal when that same animal stands to benefit from the surgery or when such a surgery would be deemed appropriate in a clinical context.

***Supporting Statement:***

DeVry acquired Ross University in 2003. Since that time the Ross University School of Veterinary Medicine has been the subject of severe scrutiny due to its treatment of animals ~~and the teaching methods it employs. The University requires students~~ to perform invasive and painful surgeries on healthy, donkeys, sheep, and goats. Distraught Ross students have told PETA that they are forced to sever the nerves of donkeys' toes, cut their ligaments, insert plastic tubes through their noses and into their stomachs, surgically puncture their abdomens, cut their tracheas, and remove fluid from their joints. Students have also been forced to practice multiple surgeries on each animal and report that botched surgeries have led to infections and massive suffering.

While significant progress has been made by eliminating terminal surgeries on all species and ending medically unnecessary procedures on dogs, Ross is still subjecting healthy animals to medically unnecessary and highly invasive procedures. Ross has yet to reach the animal welfare standards of the most respected veterinary schools in the U.S. and Europe.

Veterinary schools such as the Cummings School of Veterinary Medicine at Tufts University and the Western University of Health Sciences College of Veterinary

Medicine provide an excellent veterinary education to their students without subjecting animals to unnecessary procedures. Veterinary students at these and many other schools practice their skills on high-fidelity manikins, as is done in medical schools. Students also learn through clinical experience in which they assist experienced veterinarians at teaching hospitals or in private practice with the treatment of animals who have genuine medical problems. Schools such Ohio State University and others have established cooperative programs with area animal shelters to provide opportunities for instruction. In these programs, the interactions that students have with live animals are always to the benefit of the individual animals whom they treat. Schools that have adopted such humane curricula have consequently seen their academic reputations rise and have attracted a greater number of qualified applicants. [1]

The public holds veterinary professionals in high esteem but this respect is contingent on their defending and caring for animals. The revelation that healthy animals are made to suffer at the hands of veterinary students is potentially very damaging, particularly as it is educationally indefensible since highly effective alternatives are already in widespread use at other institutions.

We urge shareholders to support this ethically and educationally responsible resolution.

---

[1] Tufts E-News. Preserving Innovation. 2 Sept 2008 <http://enews.tufts.edu/stories/965/2008/09/02/PreservingInnovation>

# Exhibit B

**Ross University School of Veterinary Medicine**

630 U.S. Highway 1
North Brunswick, NJ 08902-3311
phone 1-877-ROSS-EDU
www.RossU.edu



ROSS UNIVERSITY

EST 1978

**Ross University School of Veterinary Medicine**
**Statement of policy regarding ethical and humane treatment of animals from Dr. Thomas Shepherd, president of Ross University**

"Ross University, like most other leading schools of veterinary medicine, follows professional guidelines established by the American Veterinary Medical Association (AVMA) regarding the treatment of animals in research and testing.

The AVMA recognizes that "animals play a central and essential role in research, testing, and education for continued improvement in the health and welfare of human beings and animals." Further, the AVMA believes that the use of animals in research and testing "is a privilege carrying with it unique, professional, scientific and moral obligations."

In addition to following AVMA guidelines, Ross University subscribes to the internationally recognized principles of laboratory animal welfare embodied in the "three R" tenet of the celebrated *Russell and Burch* handbook. *The Principles of Humane Experimental Technique*, published in 1959, continues to guide scientific and medical professionals in the humane treatment of laboratory animals. The "three Rs" are refinement of methods to reduce or eliminate animal pain and distress; reduction of the number of animals involved; and replacement of animals with non-living models whenever it is possible to achieve the same scientific objective.

Ross University policies also conform to the animal welfare laws of our host country, St. Kitts, as well as to U.S. federal laws and regulations.

We regularly review and where possible update our practices at Ross as new technologies evolve. We also talk with our students to ensure that they understand the educational objectives of working with animals in the classroom. We have a longstanding Institutional Animal Care and Use Committee at Ross, which includes faculty members, licensed laboratory animal medicine veterinarians from the U.S. and a member of the St. Kitts community. All courses that include animals undergo a thorough review each year.

Ross University School of Veterinary Medicine seeks to educate the next generation of leading veterinarians while at the same time treating the animals entrusted to us in an ethical and humane manner."



**PeTA**
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

August 11, 2009

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.W.
Washington, DC 20549

Via regular and electronic mail: *shareholderproposals@sec.gov*

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") for inclusion in the 2009 Proxy Statement of DeVry Inc.

Ladies and Gentlemen:

On June 3, 2009, People for the Ethical Treatment of Animals (PETA) submitted a shareholder proposal for inclusion in the 2009 proxy materials of the DeVry, Inc. ("DeVry" or the "Company"). DeVry is seeking to exclude this proposal from the proxy materials and submitted its no action letter to the Staff on July 23, 2009. We believe the grounds cited by DeVry are insufficient for exclusion and request that the Staff decline to concur with the Company's position.

The Company seeks to exclude PETA's shareholder proposal based on Rule 14a-8(i)(3), Rule 14a-8(i)(7), and Rule 14a-8(i)(10), asserting that resolution is false and misleading, implicates ordinary business, and has been substantially implemented.

It is our position that none of the above cited grounds for exclusion is applicable and that therefore our proposal should be include in the Company's proxy materials.

**I. The Proposal Is Not Vague, False or Misleading.**

The Company alleges that the resolution is vague and indefinite (No Action Ltr. p. 2) The proposal asks that the Company adopt a policy "prohibiting all medically unnecessary surgeries in the teaching program" and that the Company "only permit surgeries to be performed on an animal when that same animal stands to benefit from the surgery or when such a surgery would be deemed appropriate in a clinical context."

The Company is correct to point out that medical professionals can differ as to questions regarding the appropriate treatment in a given case. But this lack of perfect consensus on all medical questions should not be amplified as though there are no clear cases of medically necessary and unnecessary treatments. Furthermore, a perfect consensus among medical professionals is not necessary for there to be a generally accepted standard of practice. Surgical procedures are typically carried out in response to specific injuries or afflictions. It can safely be assumed that if a

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS patient lacked an injury or affliction, and in fact was in a healthy state, that such procedures could reasonably be deemed unnecessary (i.e. removing a functioning organ from a healthy patient is an unnecessary procedure). This argument fails under Rule 14a-8(i)(3).

The Company goes on to allege that the resolution contains false and misleading statements. Rather than address each challenged statement, PETA relies upon the Staff's current guidance on this issue. Rule 14a-8(i)(3) prohibits a company from excluding a proposal merely because it objects to unsupported factual statements. As the Staff has noted, a company's statement in opposition to the proposal is the proper forum for disputing the facts.

Staff Legal Bulletin No. 14B (Sept. 15, 2004) clarified the SEC's position on Rule 14a-8(i)(3). In SLB 14B, the Staff noted that the Rule on false and misleading statements applies to both the shareholder's resolution and the supporting statement. As a consequence, the Staff had devoted "an increasingly large portion of [its] time and resources each proxy season responding to no action requests regarding asserted deficiencies in terms of clarity, relevance, or accuracy in proposals and supporting statement."

Accordingly, SLB 14B clarified those instances in which the application of Rule 14a-8(i)(3) is inappropriate:

> [G]oing forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements in opposition.*** [Emphasis supplied.]

As SLB 14B confirms, the supporting statements in PETA's resolution are not the kind of statements that are subject to the exclusions of Rule 14a-8(i)(3). DeVry's arguments are that the statements are "false," are "misleading," and "impugn Ross' reputation." Each of these grounds for exclusion is addressed in SLB 14B. Accordingly, the company's forum for addressing the supporting statement is in its opposition statement.

**II. The Proposal Does Not Involve Ordinary Business Operations.**

The Company argues that the proposal implicates ordinary business because it attempts to micromanage teaching methods and curriculum. (No Action Ltr., p. 9.) As such, DeVry argues that the proposal does not relate to animal welfare, but rather falls within the ambit of Rule 14a-8(i)(7) and should be excluded.

First, PETA's proposal *encourages* (does not require) the Board "to enact a policy prohibiting all medically unnecessary surgeries ..." This ethically grounded, animal welfare policy resolution goes beyond ordinary business concerns. As the Staff has recognized, a resolution that focuses on "sufficiently significant social policy issues ... generally would not be considered to be excludable, because the [proposal] would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *See* Exchange Act Release No. 40,018 (May 21, 1998). The proposal under review has as its essence the important public policy of avoiding unnecessary pain and suffering to animals. The fundamental concern of this proposal is animal welfare and the cessation of needless cruelty and abuse. Accordingly, the proposal is not subject to exclusion under Rule 14a-8(i)(7).

The proposal under review is similar to those reviewed in *3M Co.* (avail. Feb. 22, 2005); *Wyeth* (avail. Feb. 4, 2004), *Wendy's Int'l* (avail Feb. 8, 2005), *Hormel Foods Corp.* (avail. Nov. 10, 2005), *Woolworth Corp.* (avail. April 11, 1991) – each was fundamentally concerned with eliminating animal abuse, pain, and suffering. Those are precisely the public policy objectives that the resolution encourages the Board to consider.

**III. The Proposal Has not Been Substantially Implemented.**

The Company alleges that the proposal has already been substantially implemented and is therefore excludable from the proxy materials under Rule 14a-8(f)(10). DeVry's argues that there is an Institutional Animal Care and Use Committee (IACUC) in place that reviews procedures and training methods involving live animal use. However, it is the proper functioning of the IACUC that is in question.

IACUCs are in place at all major universities and yet the degree of rigor with which each approaches its task is quite variable. Numerous federal reports have indicated that U.S. laboratories are failing to take the concept of considering alternatives to painful procedures seriously. A 2000 survey of U.S. Department of Agriculture (USDA) laboratory inspectors identified failure to search for alternatives as the most widespread problem; inspectors estimated that 600 to 800 facilities (of 1,200) failed to consider alternatives. A September 2005 USDA Office of the Inspector General (OIG) audit report noted, "Most [laboratory inspectors] believe there are still problems with the search for alternative research, veterinary care, review of painful procedures, and the researchers' use of animals" and "[s]ome [institutional oversight committees] did not ensure that unnecessary or repetitive experiments would not be performed on laboratory animals" The OIG report also found that at almost one-third of the facilities, the institutional oversight committees failed to ensure that PIs considered alternatives to painful procedures; the report cites this failure on the part of IACUCs as being the *most frequent* Animal Welfare Act violation at animal research facilities.

Clearly, simply having an institution in place with a certain mandate does not necessarily mean that the required end is being achieved. Examining the curriculum in place at other veterinary schools makes clear that the Ross University IACUC is allowing procedures on animals that other Universities have successfully eliminated without compromising the quality of the education provided.

The Company also alleges that Ross University already employs many of the recommended training methods that are contained in the proposal. As with the IACUC, simply possessing the appropriate equipment and training tools is no guarantee that they are being effectively employed to their fullest potential and in ways that could eliminate the use of animals. There is no disagreement about whether non-animal methods are used at Ross University; the dispute is whether they are used to a sufficient extent given what is possible.

The Company's statement says that "procedures performed on sheep and donkeys are limited" yet it is possible for such procedures to not merely be "limited" but to be completely eliminated from being performed on healthy animals who do not benefit from the procedures. The procedures could be performed on animals that require veterinary treatment.

The Western University of Health Sciences, for example, describes their veterinary program as committed to a "reverence for life philosophy." Putting this philosophy into action the University obtains all animal cadavers from its willed body program and makes great use of "inanimate and dynamic models." Students receive experience with live animals by "using animals requiring correction of naturally occurring diseases and elective sterilization." Contrast this with Ross University's curriculum which supports commercial breeders and uses animals who are not in need of veterinary care but are subject to surgical procedures nonetheless.[i]

The Cummings School of Veterinary Medicine at Tufts University has adopted a similar commitment to animal welfare whereby healthy animals are not commonly used for training in invasive procedures. Animals that have naturally occurring afflictions are used for training purposes and thereby are benefitted by their involvement in the program. The Cummings School has "completed a transition of our veterinary medical curriculum to one that strongly encourages that healthy animals involved in the teaching program not be subjected to invasive or terminal procedures." This includes having eliminated terminal procedures in anatomy and surgical laboratories. Similar to the Western University for Health Sciences, the Cummings School has created a willed body program to source animal cadavers and has established relationships with nearby shelters to provide their students with experience treating live animals who are genuinely in need of care.[ii]

Institutions such as Western University of Health Sciences and the Cummings School of Veterinary Medicine at Tufts University reveal how much progress is still to be made at Ross University but these schools also provide an outline as to how to implement a genuine commitment to animal welfare.

In sum, the proposal under review is about making progress in eliminating the use of sentient animals in unnecessary and painful surgical procedures, and raising the bar in terms of the ethical treatment of animals. Accordingly, the proposal has not been substantially implemented.

## Conclusion

For the foregoing reasons, we respectfully request that the SEC advise DeVry that it will take enforcement action if the company fails to include PETA's proposal in its 2009 Proxy Statement. Please feel free to contact me should you have any questions or require further information. I may be reached directly at Shall@Fairchild.com or 202-641-0999.

Very truly yours,



Susan L. Hall
*Pro Bono* Counsel

SLH/pc

cc: Gregory S. Davis, General Counsel

---

[i] Western University of Health Sciences College of Veterinary Medicine. Founding Principles. http://www.westernu.edu/xp/edu/veterinary/principles.xml
[ii] Cummings School of Veterinary Medicine at Tufts University. Animal Use. http://www.tufts.edu/vet/dvm/animal_use.html